                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                     ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN

                                       of

                                ARRIS GROUP, INC.

                             A Delaware Corporation
                   IRS Employer Identification No. 58-2588724
                            SEC File Number 001-16631

                             11450 TECHNOLOGY CIRCLE
                                DULUTH, GA 30097
                                 (678) 473-2000

                                ARRIS GROUP, INC.
                              EMPLOYEE SAVINGS PLAN
        AS OF DECEMBER 31, 2002 AND 2001 AND YEAR ENDED DECEMBER 31, 2002

                                TABLE OF CONTENTS

                                                                                 Page
                                                                                 ----
Report of Independent Auditors                                                     1

Financial Statements:

         Statements of Net Assets Available for Benefits                           2

         Statements of Changes in Net Assets Available for Benefits                3

         Notes to the Financial Statements                                         4

Supplemental Schedules:

         Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)          9

Signatures                                                                        10

Exhibit 23 - Consent of Independent Auditors                                      11

                                ARRIS GROUP, INC.
                              EMPLOYEE SAVINGS PLAN

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors of ARRIS Group, Inc.
   and the Trustees of the ARRIS Group, Inc.
   Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of ARRIS Group, Inc. Employee Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ ERNST & YOUNG LLP

Atlanta, Georgia
June 12, 2003, except for Note 6, as to
which the date is June 24, 2003

                                ARRIS GROUP, INC.
                              EMPLOYEE SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                              DECEMBER 31,
                                          2002              2001
                                       -----------      -----------
ASSETS
Investments, at fair value             $27,679,656      $26,012,954
Contributions receivable:
  Participants                             142,490          162,208
  Employer                                 100,511          113,025
                                       -----------      -----------
                                           243,001          275,233
                                       -----------      -----------
Net assets available for benefits      $27,922,657      $26,288,187
                                       ===========      ===========

                             See accompanying notes.

                                ARRIS GROUP, INC.
                              EMPLOYEE SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2002

Additions to net assets attributed to:
   Contributions:
     Participants                                        $  7,810,138
     Employer                                               4,034,357
                                                         ------------
                                                           11,844,495

   Dividends and interest                                     562,902
                                                         ------------
Total additions                                            12,407,397

Deductions from net assets attributed to:
   Net realized and unrealized depreciation in fair
     value of investments                                  (6,219,183)
   Benefits paid to participants                           (4,541,706)
   Administrative expenses                                    (12,038)
                                                         ------------
Total deductions                                          (10,772,927)
                                                         ------------
Net increase                                                1,634,470

Net assets available for benefits:

   Beginning of year                                       26,288,187
                                                         ------------
   End of year                                           $ 27,922,657
                                                         ============



                             See accompanying notes.

                                ARRIS GROUP, INC.
                              EMPLOYEE SAVINGS PLAN

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

NOTE 1. DESCRIPTION OF THE PLAN

The following description of ARRIS Group, Inc. Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

Effective January 1, 2000, the Plan was amended to allow Plan participants to purchase and sell the common stock of ANTEC Corporation. ARRIS Group, Inc. (the "Company" or "ARRIS") is the successor to ANTEC Corporation. During 2001, ANTEC Corporation formed a new holding company, ARRIS Group, Inc., and acquired Nortel Networks' interest in Arris Interactive L.L.C., which had previously been a joint venture between ANTEC Corporation and Nortel Networks.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

CONTRIBUTIONS

Participants may contribute from 1% to 15% of pretax compensation, as defined by the Plan, subject to Internal Revenue Service ("IRS") limitations. Effective January 1, 2003, participants may contribute up to 50% of their pretax compensation in increments of 0.1%. The Company contributes an amount equal to a percent of compensation depending on the participating subsidiary and active participation in the ARRIS Group, Inc. Pension Plan ("Pension Plan") with a maximum range of 1.5% to 6% of compensation.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, allocations of the Company's matching contributions, allocable share of investment results, and allocable share of administrative expenses not otherwise paid by the Company. Investment results are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund.

                                ARRIS GROUP, INC.
                              EMPLOYEE SAVINGS PLAN

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)




VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of service. Participants are fully vested after three years of credited service.

During 2002, approximately $58,301 of nonvested employer contributions were forfeited by terminated Plan participants. Forfeited balances of nonvested terminated participants' accounts are used to reduce Company contributions. As of December 31, 2002 and 2001, unallocated assets (e.g., forfeitures) included in investments totaled $264,944 and $194,990, respectively.

PAYMENT OF BENEFITS

Upon termination of service, retirement, death or permanent disability, a participant may receive a lump-sum distribution equal to the nonforfeitable portion of his/her account.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate, plus 1%, in effect at the time of the disbursement of the loan. Principal and interest are paid ratably through payroll deductions.

ADMINISTRATIVE EXPENSES

Substantially all expenses of administering the Plan are paid by the Company.

PLAN TERMINATION

The Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

                                ARRIS GROUP, INC.
                              EMPLOYEE SAVINGS PLAN

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments in mutual funds and ARRIS common stock are stated at fair value, which is based on quoted market prices on national exchanges. Participant loans are stated at carrying value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                ARRIS GROUP, INC.
                              EMPLOYEE SAVINGS PLAN

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)


NOTE 3. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                      DECEMBER 31
                                                                 2002            2001
                                                              ----------      ----------
MFS Retirement Service - MFS Emerging Growth Fund-A           $1,988,725      $3,103,159

MFS Retirement Service - MFS Bond Fund-A                       2,692,246       1,561,268

MFS Retirement Service - MFS Research Fund-A                   1,745,102       2,437,506

MFS Retirement Service - MFS Global Equity Fund-A              1,653,927       1,447,383

MFS Retirement Service - MFS Capital Opportunity Fund-A        2,235,409       2,763,351

MFS Retirement Service - Mass Invest Growth Stock Fund-A       2,512,918       3,499,626

MFS Retirement Service - MFS Total Return Fund-A               3,051,896       2,749,837

MFS Retirement Service - MFS Fixed Fund-Institutional          5,156,968       3,181,874

Scudder Equity 500 Index Fund                                  1,975,192       1,375,376

ARRIS Group, Inc. common stock                                 1,112,198       1,410,596

The Plan's investments (including investments bought, sold, and held during the year) depreciated in fair value as follows:

                  YEAR ENDED
                  DECEMBER 31,
                     2002
                  -----------
Mutual funds      $(5,353,074)
Common stock         (866,109)
                  -----------
                  $(6,219,183)
                  ===========

NOTE 4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 5, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation.

                                ARRIS GROUP, INC.
                              EMPLOYEE SAVINGS PLAN

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)



Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of funds managed by Heritage Trust Corporation, who is the Plan's trustee, and by MFS Retirement Services, Inc., who is the Plan's record keeper, and, therefore, these transactions qualify as party-in-interest transactions.

The Plan held 427,933 and 202,201 shares of ARRIS Group, Inc. common stock valued at $1,112,198 and $1,410,596 at December 31, 2002 and 2001, respectively.

NOTE 6. SUBSEQUENT EVENTS

Effective July 1, 2003, participants that were previously active participants in the Pension Plan will receive matching contributions calculated in a similar fashion as those that were not active participants in the Pension Plan.

Effective July 1, 2003, the Company will temporarily suspend employer matching contributions. As such, no employer matching contributions shall be made under the Plan for any payroll period occurring during the period beginning on July 1, 2003 and ending as of the effective date of an amendment to the Plan by the Company to remove this suspension.

                                ARRIS GROUP, INC.
                              EMPLOYEE SAVINGS PLAN
                        EIN: 58-2588724 PLAN NUMBER: 002
                              SCHEDULE H, LINE 4(I)

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2002

                                                             (C)                                         (E)
                   (B)                                   DESCRIPTION OF                                CURRENT
  (A)        IDENTITY OF ISSUE                            INVESTMENT                                    VALUE
-------   ------------------------           -------------------------------------                   -----------

          Putnam Investments, Inc.           New Opportunity Fund-A; 38,964 shares                   $ 1,107,751
   *      MFS Retirement Services, Inc.      MFS Emerging Growth Fund-A; 92,714 shares                 1,988,725
          Scudder Equity 500 Index Fund      Scudder Equity 500 Index Fund; 19,939 shares              1,975,192
   *      MFS Retirement Services, Inc.      MFS Research Fund-A; 123,416 shares                       1,745,102
   *      MFS Retirement Services, Inc.      MFS Global Equity Fund-A; 99,216 shares                   1,653,927
   *      MFS Retirement Services, Inc.      MFS Capital Opportunity Fund-A; 239,337 shares            2,235,409
   *      MFS Retirement Services, Inc.      Mass Invest Growth Stock Fund-A; 272,255 shares           2,512,918
   *      MFS Retirement Services, Inc.      MFS Total Return Fund-A; 229,985 shares                   3,051,896
   *      MFS Retirement Services, Inc.      MFS Bond Fund-A; 212,826 shares                           2,692,246
   *      MFS Retirement Services, Inc.      MFS Fixed Fund-Institutional; 5,156,968 shares            5,156,968
   *      MFS Retirement Services, Inc.      MFS High Income Fund-A; 1,112 shares                          3,893
   *      MFS Retirement Services, Inc.      MFS Government Security Fund-A; 4,765 shares                 47,748
   *      MFS Retirement Services, Inc.      MFS Mid Cap Growth Fund-A; 20,971 shares                    118,696
   *      MFS Retirement Services, Inc.      MFS International Value Fund-A; 910 shares                   13,640
          Franklin Templeton Investments     Franklin Balance Sheet Investment Fund-A;
                                               18,874 shares                                             700,053
          Liberty Funds Services, Inc.       Liberty Acorn fund-A; 2,055 shares                           31,521
   *      MFS Retirement Services, Inc.      MFS Conservative Allocation-A; 28 shares                        274
   *      MFS Retirement Services, Inc.      MFS Moderate Allocation-A; 21 shares                            197
   *      MFS Retirement Services, Inc.      MFS Growth Allocation-A; 3,410 shares                        31,815
   *      MFS Retirement Services, Inc.      MFS Aggressive Growth Allocation-A; 1,455
                                               shares                                                     13,006
          Lord Abbett                        Lord Abbett Mid-Cap Value-A; 2,045 shares                    31,471
          Van Kampen Investments             Van Kampen Growth and Income; 60,614 shares                 866,173
   *      ARRIS Group, Inc.                  Common stock; 427,933 shares                              1,112,198
   *      Participants                       Loans receivable; interest rates range 4.75% -
                                               10.50%; maturities within 5 years                         588,837
                                                                                                     -----------
                                                                                                     $27,679,656
                                                                                                     ===========

* Represents a party-in-interest to the Plan.

Note: Cost information (column D) has not been included as all investments are participant directed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee savings plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized,

                                              ARRIS GROUP, INC.
                                              EMPLOYEE SAVINGS PLAN

                                              By: Administrative Committee
                                                  (Plan Administrator)


                                              /s/ LAWRENCE A. MARGOLIS
                                              ------------------------
                                              Lawrence A. Margolis
                                              Executive Vice President,
                                              Chief Financial Officer

Dated: June 25, 2003